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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No 1 )
                                          ---


                         SPORT SUPPLY GROUP, INC.
                         ------------------------
                             (Name of Issuer)

                               Common Stock
                               ------------
                      (Title of Class of Securities)

                                 848915104
                                _----------
                              (CUSIP Number)

                             December 31, 2000
   			    -------------------
          (Date of Event Which Requires Filing of This Statement)

          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [X]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP 848915104             SCHEDULE 13G                   Page 2 of 7


 1    Name of Reporting Person                   WENTWORTH, HAUSER & VIOLICH

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group              (a)  [ ]
                                                                    (b)  [ ]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization         California, United States

   NUMBER OF        5    Sole Voting Power                                 0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                         395,000
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                            0
  PERSON WITH
                    8    Shared Dispositive Power                    395,000

 9     Aggregate Amount Beneficially Owned by Each
	Reporting Person  					     395,000

 10    Check Box if the Aggregate Amount in Row (9) Excludes
	Certain Shares                                                   [ ]

 11    Percent of Class Represented by Amount in Row 9                  5.4%

 12    Type of Reporting Person                                           IA


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CUSIP 848915104             SCHEDULE 13G                   Page 3 of 7


 1    Name of Reporting Person            LAIRD NORTON FINANCIAL GROUP, INC.

      IRS Identification No. of Above Person

 2    Check the Appropriate Box if a member of a Group              (a)  [ ]
                                                                    (b)  [ ]

 3    SEC USE ONLY

 4    Citizenship or Place of Organization         Washington, United States

   NUMBER OF        5    Sole Voting Power                                 0
     SHARES
  BENEFICIALLY      6    Shared Voting Power                         536,165
 OWNED BY EACH
   REPORTING        7    Sole Dispositive Power                            0
  PERSON WITH
                    8    Shared Dispositive Power                    536,165

  9    Aggregate Amount Beneficially Owned by Each
	Reporting Person  					     536,165

 10    Check Box if the Aggregate Amount in Row (9) Excludes
	Certain Shares                                                   [ ]

 11    Percent of Class Represented by Amount in Row 9                  7.4%

 12    Type of Reporting Person                                           HC

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CUSIP 848915104             SCHEDULE 13G                   Page 4 of 7


Item 1(a).     Name of Issuer.

          Sport Supply Group, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

          1901 Diplomat Drive
          Farmers Branch, TX 75234

Item 2(a).     Names of Persons Filing.

          Wentworth, Hauser & Violich ("Wentworth").

          Laird Norton Financial Group, Inc. ("LNFG")

Item 2(b).     Address of Principal Business Office or, if none, Residence.

          The Address of Wentworth is:
           333 Sacramento Street
           San Francisco, CA  94111

          The Address of LNFG is:
           Laird Norton Financial Group, Inc.
           801 Second Ave., Suite 1600
           Seattle, WA  98104

Item 2(c).     Citizenship.

          United States.

Item 2(d).     Title of Class of Securities.

          Common Stock

Item 2(e).     CUSIP Number.

          848915104

Item 3.   Type of Reporting Person.

          If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c), check whether the person filing is a:


          (a)[ ] Broker or dealer registered under section 15 of the Exchange Act.

          (b)[ ] Bank as defined in section 3(a)(6) of the Exchange Act
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CUSIP 848915104             SCHEDULE 13G                   Page 5 of 7


          (c)[ ] Insurance company as defined in section 3(a)(19) of the Exchange Act.

          (d)[ ] Investment company registered under section 8 of the Investment Company Act of 1940 .

          (e)[X] An investment adviser in accordance with Rule 13d
             1(b)(1)(ii)(E);

          (f)[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g)[X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h)[ ] A savings associations as defined in Section 3(b)of the Federal Deposit Insurance Act;

          (i)[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 ;

         (j)[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

          Reference is hereby made to Items 5-9 and 11 of page two (2) of this Schedule 13G, which Items are incorporated by reference herein.

          Of the 536,165 shares of the Company listed in Page (3) of this Schedule, 395,000 shares are held by Wentworth (as reported on Page (2) of this Schedule). Because Wentworth is a wholly owned subsidiary of LNFG, it is possible that LNFG may be deemed a beneficial owner of the shares held by Wentworth by virtue the definition of "beneficial owner" in Rule 13d-3 under the Securities Exchange Act of 1934. The filing of this Schedule shall not be construed as an admission by LNFG that it is a beneficial owner of any securities of the Company held by Wentworth.

          The additional 141,165 shares of the Company listed on Page (3) of this Schedule are held by Laird North Trust Company ("LNTC"), another wholly owned subsidiary of LNFG. As with the shares held by Wentworth, the filing of this Schedule shall not be construed as an admission by LNFG that it is a beneficial owner of any of the securities of the Company held by LNTC.

	  In addition, it is possible that the individual general partners, directors, executive officers, members, and/or managers of Wentworth or LNFG might be deemed the "beneficial owners" of some or all of the securities to which this Schedule relates in that they might be deemed to share the power to direct the voting or disposition of such securities. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of such individuals is, for any purpose, the beneficial owner of any of the securities to which this Schedule relates, and such beneficial ownership is expressly disclaimed.

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CUSIP 848915104             SCHEDULE 13G                   Page 6 of 7

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More Than Five Percent on Behalf of Another Person.

          Wentworth is deemed to be the beneficial owner of the number of securities reflected in Items 5-9 and 11 of page two (2) of this Schedule 13G pursuant to separate arrangements whereby Wentworth acts as investment adviser to certain persons. Each person for whom the reporting person acts as investment adviser has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or held pursuant to such arrangements.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          LNFG is the parent holding company of Wentworth. Wentworth is an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E). LNTC is a bank in accordance with Rule 13d-1(b)(1)(ii)(B).

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          By signing below, the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           WENTWORTH, HAUSER & VIOLICH


                           By:  /s/ Bradford Hall
                                -----------------------------
                                Bradford Hall, Vice President
DATED:  April 3, 2001
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CUSIP 848915104             SCHEDULE 13G                   Page 7 of 7


                                 Signature

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                           LAIRD NORTON FINANCIAL GROUP, INC.



                           By:  /s/ Michael Ringger
                                ----------------------------
                                Michael Ringger, Chief Financial Officer


DATED:  April 3, 2001